Form 40-F
period 2002-12-31
DECOMA INTERNATIONAL INC
filed 2003-05-20
CIK 853867

U.S. SECURITIES AND EXCHANGE COMMISSION
(the "Commission")

Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number 000-17946

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English (if applicable))
Province of Ontario, Canada
(Province or other jurisdiction of incorporation or organization)
3714
(Primary Standard Industrial Classification Code Number (if applicable))
98-0098420
(I.R.S. Employer Identification Number (if applicable))
50 Casmir Court, Concord, Ontario, Canada L4K 4J5 (905) 669-2888
(Address and telephone number of Registrant's principal executive offices)
CT Corporation System, 111 - 8th Avenue, New York, New York 10011 (212) 590-9100
(Name, address (incl. zip code) and telephone number (incl. area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Class A Subordinate Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:
[ X ]	Annual information form	[ ]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
36,154,299 Class A Subordinate Voting Shares
31,909,091 Class B Shares
3,500,000 Preferred Shares, issuable in series

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	No	X

Indicate by check mark whether the Registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (ii) has been subject to such filing requirements for the past 90 days.

Yes	X	No

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended December 31, 2002, required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

A.   Consolidated Audited Annual Financial Statements

For the Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, please see pages 40 to 83 and page 39, respectively, of the Registrant's 2002 Annual Report to Shareholders previously filed with the Commission as Exhibit 99.1 to the Registrant's Report on Form 6-K dated April 4, 2003 (the "Annual Shareholders' Report"). See note 22 to the Registrant's consolidated audited annual financial statements on pages 75 to 83 of the Annual Shareholders' Report, reconciling the important differences between Canadian and United States generally accepted accounting principles.

B.   Management's Discussion and Analysis

For management's discussion and analysis of results of operations and financial position, see pages 21 to 38 of the Annual Shareholders' Report.

WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the documents attached or incoporated as exhibits hereto, the information contained in the Registrant's site or any other site on the World Wide Web referred to in the Registrant's site is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In the documents filed as part of this annual report on Form 40-F, the Registrant has made, and from time to time may otherwise make, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and related assumptions concerning its operations, economic performance and financial matters. The Registrant is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 34 of the Annual Information Form, for a discussion of such factors.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's President and Chief Executive Officer and its Executive Vice-President, Finance and Chief Financial Officer are responsible for establishing and maintaining the Registrant's system of disclosure controls and procedures, as such term is defined under applicable rules of the Commission. These executive officers have designed the Registrant's disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this annual report on Form 40-F was being prepared. As required by the Commission, the Registrant's President and Chief Executive Officer and its Executive Vice-President, Finance and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report on Form 40-F. In conjunction with this evaluation, certain changes were made to the disclosure controls and procedures to reflect the role and function of the Registrant's recently created Disclosure Committee. Based on this evaluation, the Registrant's President and Chief Executive Officer and its Executive Vice-President, Finance and Chief Financial Officer are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information is made known to them in a timely manner.

Subject to the changes noted above, there have been no significant changes to the Registrant's internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Registrant	DECOMA INTERNATIONAL INC.
By (signature and title)	/signed/ "R.D. Benson"
R. David Benson Executive Vice-President, Secretary and General Counsel
Date	May 20, 2003

CERTIFICATIONS

I, Alan J. Power, President and Chief Executive Officer of Decoma International Inc. (the "Registrant"), certify that:
1.	I have reviewed this annual report on Form 40-F of the Registrant;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditor and the Audit Committee of the Registrant's Board of Directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditor any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and
6.

The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003		/signed/ "Alan Power"
Alan J. Power President and Chief Executive Officer

CERTIFICATIONS

I, S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma International Inc. (the "Registrant"), certify that:
1.	I have reviewed this annual report on Form 40-F of the Registrant;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditor and the Audit Committee of the Registrant's Board of Directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditor any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and
6.

The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003		/signed/ "S.R. Smallbone"
S. Randall Smallbone Executive Vice-President, Finance and Chief Financial Officer

EXHIBITS

Exhibit 1	Annual Information Form of the Registrant dated May 20, 2003
Exhibit 2

2002 Annual Report to Shareholders of the Registrant containing the consolidated audited financial statements of the Registrant for the year ended December 31, 2002 together with Management's Discussion and Analysis of Results of Operations and Financial Position, commencing at page 21 thereof, incorporated by reference to Exhibit 99.1 to Registrant's Report on Form 6-K dated April 4, 2003

Exhibit 3	Consent of Ernst & Young LLP, auditor of the Registrant
Exhibit 99.1	Certificate of Principal Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 99.2	Certificate of Principal Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002