Form 40-F
period 2003-12-31
DECOMA INTERNATIONAL INC
filed 2004-05-19
CIK 853867

U.S. SECURITIES AND EXCHANGE COMMISSION
(the "Commission")

Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003	Commission File Number 000-17946
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
(Name, address (incl. zip code) and telephone number (incl. area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Class A Subordinate Voting Shares	NASDAQ Stock Market
(Title of Class)	(Name of Exchange)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:
[ X ]	Annual information form	[ ]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
51,598,628 Class A Subordinate Voting Shares
31,909,091 Class B Shares
2,000,000 Preferred Shares, issuable in series

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

1.   ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended December 31, 2003, required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").

2.   AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Annual Report to Shareholders for the year ended December 31, 2003 (the "Annual Shareholders' Report") was previously filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 99 to the Registrant's Report on Form 6-K dated April 5, 2004. For the Registrant's consolidated audited annual financial statements, including the report of the independent chartered accountants with respect thereto, see pages 36 to 69 and page 35, respectively, of the Annual Shareholders' Report. See note 26 to the Registrant's consolidated audited annual financial statements on pages 63 to 69 of the Annual Shareholders' Report, reconciling the important differences between Canadian and United States generally accepted accounting principles. For the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Position, see pages 15 to 34 of the Annual Shareholders' Report.

3.   WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the documents attached or incoporated as exhibits hereto, the information contained in the Registrant's website or any other site on the World Wide Web referred to in the Registrant's website is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

4.    FORWARD-LOOKING STATEMENTS

In the documents filed as part of this annual report on Form 40-F, the Registrant has made, and from time to time may otherwise make, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and related assumptions concerning its operations, economic performance and financial matters. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 32 of the Annual Information Form, for a discussion of such factors.

5.   DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's President and Chief Executive Officer and its Executive Vice-President, Finance and Chief Financial Officer are responsible for establishing and maintaining the Registrant's disclosure controls and procedures, as such term is defined under applicable rules of the Commission. These executive officers have designed the Registrant's disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this annual report on Form 40-F was being prepared.

The Registrant's President and Chief Executive Officer and its Executive Vice-President, Finance and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of December 31, 2003. The Registrant's President and Chief Executive Officer and its Executive Vice-President, Finance and Chief Financial Officer are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others in those entities in a timely manner.

6.   AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the "Audit Committee"), which is comprised of the following members of the Registrant's Board of Directors: Jennifer J. Jackson, Frank E. Macher and John T. Mayberry (Chairman).

The Registrant's Board of Directors has determined that each of the current members of the Audit Committee possess the necessary degree and level of financial literacy mandated by the NASDAQ Stock Market Inc.'s new corporate governance listing requirements. The Board of Directors has concluded that the current level of financial expertise of the current members of the Audit Committee is adequate to enable the Committee to effectively carry out its roles and responsibilities in accordance with its Charter and applicable law and, as such, has determined that an audit committee "financial expert" is not required at this point in time. However, consistent with its focus on best practices, the Audit Committee intends to consider the possibility of adding a "financial expert" to the committee in the coming year, subject to the availability of suitable candidates.

7.   CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all of its employees, including its President and Chief Executive Officer, its Executive Vice-President, Finance and Chief Financial Officer, its Vice-President, Finance, its Treasurer and other persons performing similar functions. The text of such code of ethics is contained in the Registrant's Code of Conduct and Ethics, which is posted on the Registrant's website.

8.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by Ernst & Young LLP, the Registrant's principal accountant (the "Auditor") are as follows:

	Fiscal 2003	Fiscal 2002
Audit Fees	$836,966	$689,953
Audit-Related Fees	$186,692	$58,831
Tax Fees	$240,690	$240,179
All Other Fees	$19,291	$29,375

Audit Fees include all fees in respect of services performed in order to comply with generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

Audit-Related Fees generally consist of fees paid in respect of assurance and related services (e.g., due diligence), including such things as employee benefit plan audits, due diligence relating to M&A, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees include all fees paid in respect of services performed by the Auditor's tax professionals, except those services required in order to comply with GAAS which are included under "Audit Fees". Tax Fees include tax compliance, tax planning and tax advice.

The services comprising the All Other Fees category for these two fiscal years consisted of French translation services.

The Audit Committee has a process for pre-approving all services provided by, and related fees to be paid to, the Auditor. This process includes reviewing an annual budget for audit and permitted non-audit services. Audit Committee approval is required to exceed the budget amount for a particular category of non-audit services and to engage the Auditor for any non-audit services not included in the budget. The Audit Committee considers whether such services are consistent with the Commission's rules on auditor independence. The Audit Committee has delegated authority to its Chairman to pre-approve permitted non-audit services that have not previously been approved or that have estimated fees that exceed the budgeted amount for a particular category of permitted non-audit services. The Chairman will report to the Audit Committee on all such pre-approvals granted under such authority at the next regularly scheduled Audit Committee meeting. None of the services provided by the Auditor in 2003 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

9.   OFF-BALANCE SHEET ARRANGEMENTS AND DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of the Registrant's off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, see page 28 of the Annual Shareholders' Report, under the section entitled "Off-Balance Sheet Financing" and page 30 under the section entitled "Other Selected Financial Information".

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
Registrant	DECOMA INTERNATIONAL INC.
By (signature and title)	/signed/ "R.D. Benson"
R. David Benson Executive Vice-President, Secretary and General Counsel
Date	May 19, 2004

EXHIBITS
Exhibit 1	Annual Information Form of the Registrant dated May 19, 2004
Exhibit 2

2003 Annual Report to Shareholders of the Registrant containing the consolidated audited financial statements of the Registrant for the year ended December 31, 2003 together with Management's Discussion and Analysis of Results of Operations and Financial Position, commencing at page 15 thereof, incorporated by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K dated April 5, 2004

Exhibit 3	Consent of Ernst & Young LLP, auditor of the Registrant
Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.3	Certificate of Principal Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 99.4	Certificate of Principal Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002